

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

January 31, 2017

<u>Via E-mail</u>
William Rhind
CEO, Founder
GraniteShares LLC
30 Vesey Street
New York, NY 10007

      Re: **GraniteShares Gold Trust**
              Draft Registration Statement on Form S-1
              Submitted January 4, 2017
              CIK No. 0001690437

Dear Mr. Rhind:

     We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3. To the extent you intend to use a fact sheet, please provide us with a copy for our review.

4. We note your disclosure on page 33 that the Initial Purchaser will not act as an Authorized Participant with respect to the initial Baskets, and its activities with respect to the initial baskets will be distinct from those of an Authorized Participant. Please revise to clarify how its activities with respect to the initial Baskets will be distinct from those of an Authorized Participant. Tell us if the Initial Purchaser is a registered broker-dealer or affiliated with the Sponsor. Please also clarify whether the Initial Purchaser is a statutory underwriter and whether the Initial Purchaser may act as an Authorized Participant to create baskets in the future.

5. Please provide the information required by Item 401 of Regulation S-K for persons of the Sponsor who will perform policy making functions for the Trust that are typically performed by the executive officers or advise. Please see Rule 405 of Regulation C.

Prospectus Cover Page

6. We note your disclosure that the NAV per share is calculated using the current price of the Trust's total assets. Please revise your disclosure on the prospectus cover page to specify that the price will be based on the LBMA Gold Price PM.

7. Please revise your disclosure on the prospectus cover page to identify the Initial Purchaser.

Exhibits

8. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions in the next amendment, please provide a draft copy for us to review.

You may contact Peter McPhun, Staff Accountant, at (202) 551-3581 or Wilson Lee, Senior Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Thomas W. Conner, Esq.